As filed with the Securities and Exchange Commission on September 20, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2
to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Countrywide Financial Corporation

(Name of Subject Company (issuer))

Countrywide Financial Corporation

(Name of Filing Person (offeror))

Liquid Yield Option™ Notes due 2031
(Title of Class of Securities)

222372 AD 6
222372 AE 4
(CUSIP Number of Class of Securities)

SANDOR E. SAMUELS
SENIOR MANAGING DIRECTOR AND CHIEF LEGAL OFFICER
COUNTRYWIDE FINANCIAL CORPORATION AND
COUNTRYWIDE HOME LOANS, INC.
4500 PARK GRANADA
CALABASAS, CA 91302
(818) 225-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
JUDITH T. KITANO
MUNGER, TOLLES & OLSON LLP
355 S. GRAND AVENUE, 35TH FLOOR
LOS ANGELES, CALIFORNIA 90071
(213) 683-9100

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$1,102,275,000	$139,658.24

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the Registrant’s Liquid Yield Option™ Notes due 2031 in secondary market transactions on July 9, 2004, as reported to the Registrants, reduced by an exchange fee of $2.50 for each $1,000 principal amount at maturity. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$139,658.24	Filing Parties:	Countrywide Financial Corporation
			Countrywide Home Loans, Inc.
Form or Registration No.:	Form S-4 (333-117322)	Date Filed:	July 12, 2004

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
EX-99.A5

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.       ☑

     This Amendment No. 2 to Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by the Company on August 18, 2004, as amended by Amendment No. 1 filed by the Company on August 20, 2004 (as amended and supplemented, the “Schedule TO”), relating to an offer by Countrywide Financial Corporation, a Delaware corporation (the “Company”), to exchange $1,000 principal amount at maturity of the Company’s Convertible Securities due 2031 (the “New Securities”) and an exchange fee of $2.50 for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Liquid Yield Option™ Notes due 2031 of the Company (the “Old Securities”) upon the terms and subject to the conditions contained in the prospectus dated August 20, 2004 (as supplemented on September 10, 2004 and as may be amended and supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal.

     This Amendment No. 2 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     On September 20, 2004, the Company issued a press release announcing the final results of the issuer tender offer, which expired at midnight, New York City time, on Friday, September 17, 2004. A copy of the press release is filed as Exhibit (a)(5) hereto and is incorporated by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated August 20, 2004 (incorporated by reference to Prospectus dated August 20, 2004 and Prospectus Supplement dated September 10, 2004, each filed pursuant 424(b)(3) of the Securities Act of 1933, as amended).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to the Schedule TO).
(a)(1)(iv)	Letter to Clients (incorporated by reference to the Schedule TO).
(a)(1)(v)	Press Release, dated August 20, 2004 (incorporated by reference to Press Release dated August 20, 2004 filed pursuant to Rule 425 of the Securities Act of 1933, as amended).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as Exhibit (a)(1)(i).
(a)(5)	Press Release, dated September 20, 2004 (announcing results of the issuer tender offer).
(b)	None.
(d)	None.
(g)	None.
(h)	Tax Opinion of Munger, Tolles & Olson LLP (incorporated by reference to Exhibit 8.1 of the Company’s and Countrywide Home Loans, Inc.’s Registration Statement on Form S-4/A (No. 333-117322).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Countrywide Financial Corporation

By: /s/ ERIC P. SIERACKI

Name: Eric P. Sieracki
Title: Senior Managing Director, Investor Relations & Corporate Development

Dated: September 20, 2004